UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

Dow Jones & Company, Inc. (Name of Issuer)
Class B (Title of Class of Securities)
260561204 (CUSIP Number)
Dennis R. Delaney, Esq. Hemenway & Barnes 60 State Street Boston, MA 02109 (617) 227-7940 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 03, 2005 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 260561204

1.	Names of Reporting Persons. Kurt F. Somerville I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,262,872

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,262,872

11.	Aggregate Amount Beneficially Owned by Each Reporting Person See line 8, above

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 6.13%

14.	Type of Reporting Person OO
Note to Line 4: Source of funds is "not applicable"; ownership acquired by appointment as trustee of trust. Note to Line 14: The type of reporting person is "other" - trustee.
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Item 1. Security and Issuer Class B Stock, Dow Jones & Company, Inc., World Financial Center, 200 Liberty Street, New York, New York 10281

Item 2. Identity and Background.

(a)	Name: Kurt F. Somerville

(b)	Residence or business address: c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109

(c)	Present Principal Occupation or Employment: Attorney and professional fiduciary at Hemenway & Barnes, 60 State Street, Boston, Massachusetts 02109-1899

(d)	Criminal Conviction: No such conviction

(e)	Court or Administrative Proceedings: Not a party to any such proceeding

(f)	Citizenship: United States

Item 3. Source and Amount of Funds or Other Consideration:

         Securities were not purchased. The undersigned acquired the shares in his capacity as co-trustee upon being appointed a co-trustee for trusts holding the shares.

Item 4. Purpose of Transaction

            State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

         The undersigned was appointed to fill vacancies in trusteeships with no objective other than to carry out the terms of the respective trusts. There are no plans or proposals as described in (a)-(j) of the instructions to Item 4. Securities of the issuer may from time to time be acquired or disposed of in the ordinary course of carrying out the terms of the several trusts.

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(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)	See items 11 and 13 of the cover page.

(b)

(1) The undersigned shares the voting and dispositive power as a co-trustee over 1,262,872 shares of the issuer's stock with the following persons:

         (A) With Roy A. Hammer over 6,800 shares of stock;
         (B) With Michael B. Elefante over 396,121 shares of stock;
         (C) Wendy S. Blau and Christopher Blau over 78,346 shares of stock;
         (D) With Timothy F. Fidgeon over 256,333 shares of stock;
         (E) With Jane C. MacElree and Timothy F. Fidgeon over 520,468 shares of stock; and
         (F) With Jessica Griffiths over 4,808 shares of stock.

         (2)
         (A)(i) Wendy S. Blau;
          (ii) c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109;
          (iii) none;
          (iv) no such conviction;
          (v) not a party to any such proceedings; and
          (vi) United States.

         (B)(i) Jane C. MacElree;
          (ii) c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109;
          (iii) none;
          (iv) no such conviction;
          (v) not a party to any such proceeding; and
          (vi) United States.

         (C)(i) Roy A. Hammer, Esq., Michael B. Elefante, Esq. and Timothy F. Fidgeon, Esq.;
          (ii) Hemenway & Barnes, 60 State Street, Boston, MA 02109-1899;
          (iii) Each is an attorney and professional fiduciary;
          (iv) none has any such conviction;
          (v) none is a party to any such proceeding; and
          (vi) United States.

         (D)(i) Christopher Blau;
          (ii) c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109;
          (iii) employed at a publishing company;
          (iv) no such conviction;
          (v) not a party to any such proceeding; and
          (vi) United States.

         (E)(i) Jessica Griffiths;
          (ii) c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109;
          (iii) none;
          (iv) no such conviction;
          (v) not a party to any such proceeding; and
          (vi) United States.

(c)	none

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit

(d)

The governing instruments of the several trusts direct the trustees as to the payment of income and/or principal to and among certain designated beneficiaries. No beneficiary has a right to receive dividends from or proceeds from the sale of securities except as provided in the applicable governing instrument.

(e)	Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         There are no such contracts, arrangements, understandings or relationships, except for the legal responsibilities of the undersigned and his co-trustees to act together in carrying out the terms of the applicable governing instruments.

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Item 7. Material to be Filed as Exhibits. There are no relevant materials to be filed herewith.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 11, 2005
Kurt F. Somerville
By:	/s/ Dennis R. Delaney Dennis R. Delaney
Title:	Attorney-in-Fact for Kurt F. Somerville

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